UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(AMENDMENT NO. 1)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES AND EXCHANGE ACT OF 1934

 THE PARKING REIT, INC.
(Name of Subject Company)

THE PARKING REIT, INC.
(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share
(Title of Class of Securities)

55387R 107
(CUSIP Number of Class of Securities)

Manuel Chavez, III
Chief Executive Officer
The Parking REIT, Inc.
250 East Fifth Street
Suite 2110
Cincinnati, Ohio 45202
(513) 834-5110
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Sharon Kroupa
Venable LLP
750 East Pratt Street
Suite 900
Baltimore, Maryland 21202

  ☐        Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of The Parking REIT, Inc., a Maryland corporation (“Parking REIT” or the “Company”), originally filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2021 (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Color Up, LLC, a Delaware limited liability company (“Color Up” or the “Purchaser”) affiliated with Bombe Asset Management LLC, a Cincinnati, Ohio based alternative asset management firm (“Bombe”), to purchase up to 900,506 shares of common stock, par value $0.0001 per share (the “Common Stock”), at a price of $11.75 per share (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes (the “Offer Amount”), upon the terms and subject to the conditions set forth in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Color Up with the SEC on October 5, 2021, as amended and supplemented by Amendment No. 1 filed on October 12, 2021 (together with the exhibits thereto, the “TO Amendment”). The Offer to Purchase, dated October 5, 2021, a copy of which is filed as Exhibit (a)(1)(A) to the TO Amendment, is incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

ITEM 3.          PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

•	By inserting the following paragraph at the end of the subsection entitled “Arrangements with Company Directors and Executive Officers”:

The Company and a special purpose entity affiliated with Color Up, of HSCP Strategic III, L.P., a Delaware limited partnership and member of Color Up (“HS3”), and Jeffrey Osher are in discussions regarding a potential investment by the special purpose entity in OP Units in the indicative amount of approximately $20 million, the proceeds of which are anticipated to be used by the Company and/or one or more of its subsidiaries for general corporate purposes, including the possible acquisition of parking assets. The discussions include consideration of restrictions providing that any OP Units issued in any potential investment would not be permitted to be redeemed within six (6) months of such investment. The Company and/or its affiliates also expect to engage in discussions with certain investors of the Company’s joint venture properties regarding the potential acquisition by the Company or its subsidiaries of additional ownership interests in such properties. There can be no assurances that any of the potential transactions described in this paragraph will be entered into or consummated, and if any transaction is executed, there can be no assurances with respect to any terms, structure or timing.

ITEM 7.          PURPOSE OF THE TRANSACTION PLANS OR PROPOSALS.

Item 7 of the Schedule 14D-9 is hereby amended and supplemented by amending and restating this section in its entirety as follows:

Except as otherwise set forth in this Amendment and the Schedule 14D-9 (including in the exhibits thereto) or as incorporated in this Amendment by reference, the Company is not currently undertaking or engaged in any negotiations in response to the Tender Offer that relate to (i) a tender offer or other acquisition of shares of Common Stock by the Company, any of its subsidiaries or any other person, or (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.
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Except as described above or otherwise set forth in this Amendment and the Schedule 14D-9 (including in the exhibits thereto) or as incorporated in this Amendment by reference, there are no transactions, agreements in principle or signed contracts entered into in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 9.          EXHIBITS.

 The following Exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated October 5, 2021 (incorporated by reference to Exhibit (a)(1)(A) to Amendment No. 1 to the Schedule TO filed by Color Up , LLC on October 12, 2021).
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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE PARKING REIT, INC.

Dated: October 14, 2021	/s/ J. Kevin Bland
Name: J. Kevin Bland
Title: Chief Financial Officer

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